

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2018

Manuel Litchman, M.D.
President & CEO
Mustang Bio, Inc.
2 Gansevoort Street, 9th Floor
New York, New York 10014

   Re: Mustang Bio, Inc.
   Registration Statement on Form S-3
   Filed July 13, 2018
   File No. 333-226175

Dear Dr. Litchman:

   We have limited our review of your registration statement to those issues we have addressed in our comment.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed July 13, 2018

General

1.   Please revise your signature page to include signatures for the registrant, its principal executive officer, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors in accordance with the instructions under the Signatures section of Form S-3. Please also include a conformed signature for the individual signing on behalf of the registrant.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Mark F. McElreath - Alston & Bird LLP